August 24, 2005

Mail Stop 4561


Wayne A. Schellhammer
President and Chief Executive Officer
American Caresource Holdings, Inc.
8080 Tri-Star Drive
Irving, Texas 75063


Re:	American Caresource Holdings, Inc.
      Amendment No. 5 to Registration Statement on Form SB-2
Filed on August 12, 2005
	File No. 333-122820

Dear Mr. Schellhammer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7
1. On page 17, you note that your decrease in revenues was due to the fluctuation in claims mix and claims volume inherent in the health benefits industry. Please add a risk factor discussing the risk of fluctuation in claims mix and claims volume.






Liquidity and Capital Resources, page 18
2. The Second Addendum to Credit Agreement (Exhibit 10.13) states that "principal, and any unpaid interest, will be payable in a single payment due on July 31, 2006." Please revise this section to explicitly note that the outstanding principal and interest on the line of credit are due in full on July 31, 2006.

Financial Statements

Balance Sheets, page F-3

3. The balance sheet reflects $1 in common stock after effecting a 110,000 to 1 stock split at year end and $110,000 at June 30, 2005.
Tell us how the par value and common stock account reflects the stock split for each of these periods and revise for consistency.

Quarterly Results (Unaudited), page F-16

4. Adjust the net loss per common share amounts for the June 2,
2005
stock split.

Exhibit 10.13 - Second Addendum to Credit Agreement
5. We note that the Second Addendum to Credit Agreement was not signed by Wells Fargo Bank. Please file an updated copy of the agreement that was signed by Wells Fargo Bank.
6. We note that the Consent to Second Addendum to Credit
Agreement,
Ratification of Guaranty and Waiver of Claims was not signed by John
Pappajohn. Please file an updated copy of the agreement that was signed by Mr. Pappajohn. Also, please file the Consent to Second Addendum to Credit Agreement, Ratification of Guaranty and Waiver of
Claims for Derace Schaffer or advise us why this was not included.

Exhibit 23.2

7. Please have your auditors update their consent to make reference to their dual-dated opinion.


Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Jeffrey A Baumel, Esq. (via facsimile)
      McCarter & English, LLP




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Wayne A. Schellhammer
American Caresource Holdings, Inc
August 24, 2005
Page 1